[ROBERTSON STEPHENS & COMPANY LETTERHEAD]


                                                November 24, 1996


Board of Directors
Opal, Inc.
3203 Scott Boulevard
Santa Clara, California 95054
United States of America

Dear Members of the Board:

You have asked our opinion with respect to the fairness to the stockholders of Opal, Inc., ("Opal" or the "Company"), from a financial point of view and as of the date hereof, of the Offer Price of $18.50 in cash per share of Opal common stock (the "Offer Price") to be received by the stockholders of Opal in connection with the proposed merger of Opal with a wholly-owned subsidiary ("Orion Corp. I") of Applied Materials, Inc. ("Applied Materials"), pursuant to the Agreement and Plan of Merger, dated as of November 24, 1996 (the "Merger Agreement"). Under the terms of the Merger Agreement, Applied Materials will commence a cash tender offer (the "Tender Offer") for all of the outstanding shares of the common stock of Opal at the Offer Price of $18.50 per share. Following such Tender Offer, Orion Corp. I will be merged with and into Opal (the "Merger"). Outstanding unvested employee stock options generally will be converted into comparable options to acquire Applied Materials common stock. Vested employee stock options shall be exchanged for a cash amount (subject to certain exceptions) equal to the Offer Price less the exercise price of each such option. The terms and conditions of the Merger are set out more fully in the Merger Agreement. We also understand that certain stockholders of the Company will enter into stockholder agreements, dated as of November 24, 1996 (the "Stockholders Agreements").

For purposes of this opinion we have: (i) reviewed financial information furnished to us by Opal, including certain internal financial analyses and forecasts prepared by the management of Opal; (ii) reviewed publicly available information; (iii) held discussions with the management of Opal concerning the business, past and current business operations, financial condition and future prospects of the Company; (iv) reviewed the Merger Agreement and Stockholder Agreements; (v) reviewed the stock price and trading history of the common stock of Opal; (vi) reviewed the valuations of publicly traded companies which we deemed comparable to Opal; (vii) compared the financial terms of the Merger with other transactions which we deemed relevant; (viii) prepared a discounted cash flow analysis of Opal; (ix) reviewed the contribution by each company to pro forma combined revenue, operating income, pre-tax income and net income; (x) analyzed the pro forma earnings per share of the combined company; and (xi) made such other studies and inquiries, and reviewed such other data, as we deemed customary and relevant.



            555 CALIFORNIA STREET SAN FRANCISCO 94104  415-781-9700
               INVESTMENT BANKERS  MEMBER OF ALL MAJOR EXCHANGES
                          A LIMITED LIABILITY COMPANY







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Board of Directors
Opal, Inc.
November 24, 1996
Page Two


In connection with our opinion, we have not independently verified any of the foregoing information and have relied on all such information being complete and accurate in all material respects. Furthermore, we did not obtain any independent appraisal of the properties or assets and liabilities of Opal. With respect to the financial and operating forecasts (and the assumptions and bases thereof) of the Company which we have reviewed, we have assumed that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions, reflect the best available estimates and judgments of the management of Opal and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of Opal. Further, we have assumed that the historical financial statements of Opal that we have reviewed have been prepared and presented in accordance with generally accepted accounting principles. While we believe that our review, as described within, is an adequate basis for the opinion that we express, this opinion is necessarily based on market, economic, and other conditions that exist and can be evaluated as of the date of this letter, and on information available to us as of such date.

Our opinion is limited to the fairness of the Offer Price to the stockholders of Opal. We do not express any opinion regarding the fairness of the Merger to Applied Materials or to its stockholders.

Robertson, Stephens & Company may, from time to time, trade in the shares of the common stock of Opal and Applied Materials. Furthermore, Robertson, Stephens & Company will receive a fee in connection with the rendering of this opinion, a portion of which is contingent upon closing of the Merger.

Our opinion is for the use of the Board of Directors of the Company in connection with its evaluation of the Offer Price and is not intended and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender such stockholder's shares of Opal common stock in the Tender Offer. We hereby consent, however, to the inclusion of this opinion as an exhibit to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Tender Offer.

Based on and subject to the foregoing considerations, it is our opinion, as investment bankers, that, as of the date hereof, the Offer Price is fair to the stockholders of Opal from a financial point of view.

                                 Very truly yours,

                                 ROBERTSON, STEPHENS & COMPANY LLC

                                 By: Robertson, Stephens & Company Group, L.L.C.


                                  /s/ J. Misha Petkevich
                                 -----------------------------------------------
                                 Authorized Signatory